UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

eLandia International Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

28413U 20 4

(CUSIP Number)

Pete R. Pizarro

Chief Executive Officer

eLandia International Inc.

133 Sevilla Avenue

Coral Gables, FL 33134

(305) 415-8830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28413U 20 4	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pete R. Pizarro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,691,588(2)
8 SHARED VOTING POWER 12,364,377(3)
9 SOLE DISPOSITIVE POWER 1,691,588(2)
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,055,965 shares of Common Stock(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.5%
14	TYPE OF REPORTING PERSON IN

(1)	No payment was or is contemplated to be made to the holders of the shares subject to the Voting Trust Agreement described in Items 4 and 5 of this Schedule 13D.
(2)	Includes 923,588 shares subject to currently exercisable options. See Item 5.
(3)	Does not include shares of common stock underlying 4,118,263 shares of Series B Convertible Preferred Stock. See Item 5.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.00001 par value per share (“Common Stock”), of eLandia International Inc., a Delaware corporation (the “Issuer” or the “Company”), with its principal executive offices located at 133 Sevilla Avenue, Coral Gables, Florida 33134.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Pete R. Pizarro. Mr. Pizarro is a citizen of the United States and his principal occupation is serving as the President, Chief Executive Officer and director of the Issuer and its subsidiaries. Mr. Pizarro is sometimes referred to herein as the “Reporting Person.” The business address of Mr. Pizarro is 133 Sevilla Avenue, Coral Gables, Florida 33134.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No payment was or is contemplated to be made to the owner of the shares of Common Stock subject to the Voting Trust Agreement described in Item 5 of this Schedule 13D. The Voting Trust Agreement was entered into as an inducement and condition to the Company to enter into the Modification Agreement described in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Person, Stanford International Bank Ltd. (“SIBL”) and the Issuer have entered into the Voting Trust Agreement (defined below) covering the shares of Common Stock covered by this Schedule 13D for the purpose of facilitating the transactions contemplated by the Modification Agreement, dated February 6, 2009 (the “Modification Agreement”) by and between the Issuer and SIBL. Pursuant to the Modification Agreement, the Issuer and SIBL agreed (among other things) to restructure certain financing arrangements between the parties including the termination of SIBL’s obligations to fund the balance of $28 million committed by SIBL under a Credit Agreement entered into with the Issuer.

As an inducement for the Issuer to enter into the Modification Agreement, and in partial consideration thereof, SIBL entered into a voting trust agreement with the Reporting Person and the Issuer, dated as of February 6, 2009 (the “Voting Trust Agreement”). The Voting Trust Agreement provides for the establishment of a trust into which (i) there have been deposited 12,364,377 shares of Common Stock and 4,118,263 shares of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”), representing all shares of the Company’s capital stock owned by SIBL as of February 6, 2009, and (ii) there shall be deposited any shares of Common Stock or Series B Preferred Stock acquired by SIBL between the date shares are initially deposited and the termination of the Voting Trust Agreement. The Voting Trust Agreement will terminate on the earlier of (a) five years from the date of the agreement, (b) the consummation of a change in control transaction, or (c) the date upon which SIBL owns less than 25% of the Company’s Common Stock.

Pursuant to the Voting Trust Agreement, SIBL appointed the Reporting Person, to act as the trustee. With certain limited exceptions, the Reporting Person was granted the voting power with respect to all shares of stock placed in the voting trust by SIBL

Page 3 of 6 Pages

and the Reporting Person may vote such shares in his sole discretion. However, the Reporting Person is required to vote the shares in accordance with and in the same proportion as the holders of the remaining outstanding shares of Common Stock voting on any of the following matters (which the Company has agreed will be put to a vote of the shareholders): (i) the sale of the Company whether by merger, consolidation, sale of all or substantially all the assets or other similar transaction; and (ii) if the Company desires to increase the amount of shares of Common Stock issuable pursuant to any stock option or other equity plan in an amount exceeding the greater of 9,500,000 shares of Common Stock or 15% of the total amount of outstanding Common Stock. Additionally, SIBL retained the right to vote with respect to certain issues pertaining to the Series B Preferred Stock including any change to the rights, preferences or privileges of the Series B Preferred Stock or the creation of a new class or series of stock superior to the Series B Preferred Stock.

Under the Voting Trust Agreement, SIBL has agreed that the shares in the voting trust may not be transferred during the term of the voting trust. Notwithstanding these lock up provisions, SIBL may instruct the trustee to transfer, during any three month period, an amount of shares of Common Stock equivalent to 1% of the then total outstanding shares of common stock. Any such transfers must be made in compliance with the limitations of Rule 144 under the Securities Act of 1933.

The description of the Voting Trust Agreement throughout this Schedule 13D is qualified in its entirety by reference to the Voting Trust Agreement included as Exhibit 99.1 to this Schedule 13D. This agreement is incorporated into this Schedule 13D where such references and descriptions appear.

Except as described in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer

(a) As of the date of this Schedule 13D, the Issuer has 23,528,620 shares of Common Stock outstanding. The Reporting Person is the beneficial owner of 1,691,588 shares of Common Stock including 923,588 shares of Common Stock underlying currently exercisable options. By virtue of the Voting Trust Agreement, the Reporting Person may be deemed to have beneficial ownership of 12,364,377 shares of Common Stock. As a result, the Reporting Person may be deemed to beneficially own 14,055,965 shares of Common Stock, or 57.5% of the outstanding Common Stock. The Reporting Person disclaims any beneficial ownership of the shares subject to the Voting Trust Agreement, and nothing herein shall be deemed to be an admission of the Reporting Person that he is the beneficial owner of such shares. This Schedule 13D does not include shares of Common Stock issuable upon conversion of 4,118,263 shares of Series B Preferred Stock which are also subject to the provisions of the Voting Trust Agreement. Such shares of Series B Preferred Stock are convertible into shares of Common Stock under certain circumstances as described in the Issuer’s Amended and Restated Certificate of Designations, Rights and Preferences, dated as of February 6, 2009.

Page 4 of 6 Pages

(b) The Reporting Person has sole voting and dispositive power with respect to 1,691,588 shares of Common Stock including 923,588 shares of Common Stock underlying currently exercisable options. Pursuant to the Voting Trust Agreement, the Reporting Person may be deemed to have shared voting power with SIBL with respect to 12,364,377 shares of Common Stock beneficially owned by SIBL. The Reporting Person is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by this Schedule 13D and subject to the Voting Trust Agreement, except to the limited extent of the voting provisions under the Voting Trust Agreement.

(c) Other than as described in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4. Purpose of the Transaction” for a summary description of the Voting Trust Agreement, which description is qualified in its entirety by reference to the agreement which is filed as an exhibit hereto. A copy of the Voting Trust Agreement is filed as Exhibit 99.1 attached hereto and such document is incorporated by reference to this Item 6. Other than the Voting Trust Agreement, the Reporting Person is not aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7.	Material to Be Filed as Exhibits

The following document is incorporated by reference as an exhibit to this Schedule 13D:

99.1	Voting Trust Agreement, dated as of February 6, 2009, by and among Pete R. Pizarro, as Trustee, Stanford International Bank Ltd. and eLandia International Inc. (incorporated by reference to Exhibit 9.1 to eLandia International Inc.’s Current Report on Form 8-K (File No. 000-51805) filed on February 6, 2009).

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009	By:	/s/ Pete R. Pizarro
Pete R. Pizarro

Page 6 of 6 Pages